UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NTN BUZZTIME, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629410606

(CUSIP Number)

June 17, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410606	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Pincus Reisz (1) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 93,098
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 93,098

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,098
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Mr. Reisz is President of P R Diamonds, Inc.
(2)	This percentage is calculated based on 2,962,866 shares of common stock outstanding as of November 10, 2020. Together, Mr. Reisz and P R Diamonds, Inc. beneficially own 3.1% of the issuer’s outstanding common stock.

CUSIP No. 629410606	13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS P R Diamonds, Inc. (3) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3886839
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York (United States)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 93,098
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 93,098

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,098
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (4)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(3)	Mr. Reisz is President of P R Diamonds, Inc.
(4)	This percentage is calculated based on 2,962,866 shares of common stock outstanding as of November 10, 2020. Together, Mr. Reisz and P R Diamonds, Inc. beneficially own 3.1% of the issuer’s outstanding common stock.

CUSIP No. 629410606	13G/A	Page 4 of 6 Pages

Item 1.

(a)	Name of issuer: NTN BUZZTIME, INC. (the “Issuer”)

(b)	Address of issuer’s principal executive offices: 1800 Aston Ave., Suite 100, Carlsbad, California, 92008

Item 2.

(a)	Name of person filing: This Amendment No. 1 on Schedule 13G/A(“Schedule 13G/A”) is being filed on behalf of Pincus Reisz and P R Diamonds, Inc., as joint filers (each, a “Reporting Person” and together, “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 1.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	Address of the principal business office or, if none, residence: The principal business office of the Reporting Persons is 580 5th Ave., Room 1203, New York, NY 10036.

(c)	Citizenship: Mr. Reisz is a citizen of the United States. P R Diamonds, Inc. is a corporation incorporated under the laws of the State of New York in the United States.

(d)	Title of class of securities: Common stock

(e)	CUSIP No.: 629410606

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________

CUSIP No. 629410606	13G/A	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 93,098

(b)	Percent of class: 3.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 93,098

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 93,098

Mr. Reisz holds 16,805 shares of the Issuer’s common stock and P R Diamonds, Inc. holds 76,293 shares of the Issuer’s common stock. Mr. Reisz is the President of P R Diamonds, Inc. Mr. Reisz and P R Diamonds, Inc. have joint voting and dipositive power of the 93,098 shares of the Issuer’s common stock owned by the Reporting Persons. The percentage of ownership of the Issuer’s common stock owned by the Reporting Persons is based on 2,962,866 shares of the Issuer’s common stock issued and outstanding as of November 10, 2020, the latest information reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 13, 2020.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Please see Exhibit 1.1 attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 629410606	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020	/s/ Pincus Reisz
Pincus Reisz

P R DIAMONDS INC.

Dated: December 30, 2020	By:	/s/ Pincus Reisz
	Name:	Pincus Reisz
	Title:	President